UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          ImClone Systems Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    45245W109
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 11, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
     High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
     5,090,396

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     5,090,396

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,090,396

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.04%

14 TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
     Hopper Investments LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     5,090,396

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     5,090,396

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,090,396

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.04%

14 TYPE OF REPORTING PERSON
     OO

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
     Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
     900,800

8  SHARED VOTING POWER
     5,090,396

9  SOLE DISPOSITIVE POWER
     900,800

10 SHARED DISPOSITIVE POWER
     5,090,396

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,991,196

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.11%

14 TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
     American Real Estate Holdings Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC ,OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
     3,847,697

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     3,847,697

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,847,697

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.57%

14 TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
     American Real Estate Partners L.P.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     3,847,697

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     3,847,697

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,847,697

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.57%

14 TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
     American Property Investors, Inc.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     3,847,697

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     3,847,697

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,847,697

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.57%

14 TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
     Beckton Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     3,847,697

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     3,847,697

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,847,697

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.57%

14 TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
     Gail Golden

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
     15,000

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     15,000

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.02%

14 TYPE OF REPORTING PERSON
     IN

                                  SCHEDULE 13D
                                (Amendment No.2)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
     Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     9,838,893

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     9,838,893

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.68%

14 TYPE OF REPORTING PERSON
     IN

                                  SCHEDULE 13D
                                (Amendment No.2)

Item 1. Security and Issuer

     This statement constitutes Amendment No. 2 to the Schedule 13D relating to the Common Shares, $0.001 par value, (the "Shares"), of ImClone Systems Incorporated, a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on February 14, 2006, as amended by Amendment No.1 filed on April 24, 2006 (as amended by amendment No. 1, the "Original 13D"), on behalf of the Registrants (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D. The address of the principal executive offices of the Issuer is 180 Varick Street, New York, New York 10014.

Item 2. Identity and Background

     Item 2 is hereby amended as follows:

     As of April 26, 2006, the term "Icahn Entities" no longer includes Dixon.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and restated as follows:

     As of the close of business on August 11, 2006, the aggregate purchase price of the 9,838,893 Shares owned by Icahn Group was $336,479,972.34 (including commissions). The source of funding for the purchase of these Shares was general working capital of Barberry, High River, and AREH, and pursuant to margin accounts in the regular course of business. As of the close of business on August 11, 2006, the aggregate purchase price of the 15,000 Shares purchased by Ms. Golden was $663,569.97 (including commissions). The source of funding for the purchase of these Shares were personal funds of Ms. Golden.

Item 4. Purpose of Transaction

     Item 4 is hereby amended as follows:

     Representatives of Registrants have continued engaging in discussions with Issuer concerning its business and operations. Carl Icahn, a Registrant, has been invited by Issuer to be on Management's slate of directors at the annual meeting which Issuer has announced is planned to be held in September 2006. Mr. Icahn has not yet made a determination with respect to the foregoing or any other course of action.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated as follows:

     (a) As of the close of the business day on August 11, 2006: (i) the Icahn Group may be deemed to beneficially own, in the aggregate, 9,838,893 Shares, representing approximately 11.68% of the Issuer's outstanding Shares; and (ii) Ms. Golden owns 15,000 Shares representing approximately 0.02% of the Issuer's outstanding Shares in each case (based upon the 84,217,766 Shares stated to be outstanding as of August 1, 2006 by the Issuer in the Issuer's Form 10Q filed with the Securities and Exchange Commission on August 4, 2006).

     (b) Each of Barberry and Hopper by virtue of their relationship to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 5,090,396 Shares which High River owns. Each of Barberry and Hopper disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn by virtue of his relationship to Barberry, Hopper and High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 900,800 Shares which Barberry owns and the 5,090,396 Shares which High River owns. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn by virtue of his relationship to Ms. Golden (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 15,000 Shares which Ms. Golden owns. Mr. Icahn disclaims beneficial ownership of such Shares for all purposes.

     Each of Mr. Icahn, Beckton, API, and AREP, by virtue of their relationship to AREH (as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 3,847,697 Shares that AREH owns. Each of Mr. Icahn, Beckton, API, and AREP disclaim beneficial ownership of such Shares for all other purposes.

     (c) The following transactions with respect to the Shares were effected during the past sixty (60) days by the Registrants. All such transactions were effected in the over-the-counter market.

Name           Date         No. of Shares         Price Per Share
                              Purchased        (including commissions)
----           ----         --------------     ------------------------
AREH           8/11/2006        48,540                  27.84
AREH           8/11/2006       393,534                  27.91
HIGH RIVER     8/11/2006        75,581                  27.84
HIGH RIVER     8/11/2006       612,766                  27.91

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2006


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


/s/ Gail Golden
---------------
GAIL GOLDEN


AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By:  American Property Investors, Inc., general partner

  By:  /s/ Keith Meister
       --------------------
       Name:  Keith Meister
       Title: Vice Chairman


AMERICAN REAL ESTATE PARTNERS, L.P.
By:  American Property Investors, Inc., general partner

  By:  /s/ Keith Meister
       --------------------
       Name:  Keith Meister
       Title: Vice Chairman


AMERICAN PROPERTY INVESTORS, INC.

By:  /s/ Keith Meister
     --------------------
     Name:  Keith Meister
     Title: Vice Chairman


BECKTON CORP.

By:  /s/ Keith Cozza
     ------------------
     Name:  Keith Cozza
     Title: Secretary


          [Signature Page of Schedule 13D Amendment No. 2 Re: Imclone]

BARBERRY CORP.
By:  /s/ Keith Cozza
     ------------------
     Name:  Keith Cozza
     Title:   Secretary


HOPPER INVESTMENTS LLC
By:  Barberry Corp., sole member

  By:  /s/ Keith Cozza
       ------------------
       Name:  Keith Cozza
       Title: Secretary


HIGH RIVER LIMITED PARTNERSHIP
By:  Hopper Investments LLC, general partner

  By:  Barberry Corp., sole member

      By:  /s/ Keith Cozza
           ------------------
           Name:  Keith Cozza
           Title: Secretary


          [Signature Page of Schedule 13D Amendment No. 2 Re: Imclone]

                              AMENDED AND RESTATED
                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.001 par value, of ImClone Systems Incorporated, and further agree that this Amended and Restated Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Amended and Restated Joint Filing Agreement this 11th day of August, 2006.



/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


/s/ Gail Golden
---------------
GAIL GOLDEN


AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By:  American Property Investors, Inc., general partner

  By:  /s/ Keith Meister
       --------------------
       Name:  Keith Meister
       Title: Vice Chairman


AMERICAN REAL ESTATE PARTNERS, L.P.
By:  American Property Investors, Inc., general partner

  By:  /s/ Keith Meister
       --------------------
       Name:  Keith Meister
       Title: Vice Chairman


AMERICAN PROPERTY INVESTORS, INC.
By:  /s/ Keith Meister
     --------------------
     Name:  Keith Meister
     Title: Vice Chairman


BECKTON CORP.
By:  /s/ Keith Cozza
     ------------------
     Name:  Keith Cozza
     Title: Secretary


           [Signature Page of Schedule 13D No. 2 Amended and Restated
                          Filing Agreement Re: Imclone]

BARBERRY CORP.
By:  /s/ Keith Cozza
     ------------------
     Name:  Keith Cozza
     Title: Secretary


HOPPER INVESTMENTS LLC
By:  /s/ Keith Cozza
     ------------------
     Name:  Keith Cozza
     Title: Secretary


HIGH RIVER LIMITED PARTNERSHIP
By:  Hopper Investments LLC, general partner

  By:  /s/ Keith Cozza
       ------------------
       Name:  Keith Cozza
       Title: Secretary



          [Signature Page of Schedule 13D Amendment No. 2 Re: Imclone]